UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **October 27, 2010**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Definitive Material Agreement.

See Item 2.03 below.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On October 27, 2010, Pepco Holdings, Inc. (the "Company") entered into two bilateral credit agreements, one for an aggregate principal amount of revolving loans of up to $125 million with The Bank of Nova Scotia (the "Scotia credit agreement"), and the other for an aggregate principal amount of revolving loans of up to $75 million with JPMorgan Chase Bank, N.A. (the "JPM credit agreement", and together with the Scotia credit agreement, the "credit agreements"). Neither credit agreement provides for the issuance of letters of credit. All indebtedness incurred under the credit agreements is unsecured, and the expiration date of each credit agreement is October 26, 2011. The Scotia credit agreement and the JPM credit agreement are filed herewith as Exhibits 10.1 and 10.2, respectively.

The credit agreements replace a $400 million credit facility which expired on October 15, 2010, and a $50 million bilateral credit agreement that will expire in November 2010 (the "expired facilities"). This net reduction of $250 million in the Company's available credit facilities reflects progress in winding down the retail energy supply business and disposing of the Conectiv Energy segment. As a result of these activities, the level of liquidity and collateral needed to support these businesses has decreased.

The terms of credit agreements are identical and are substantially the same terms and conditions as the expired facilities. The interest rate payable by the Company on funds borrowed under each credit agreement is, at its election, based on either (a) the corresponding Eurodollar rate plus a margin of 2.0%, or (b) the highest of (i) the prevailing prime rate, (ii) the federal funds effective rate plus 0.5% or (iii) the one-month Eurodollar rate plus 1.0%, plus a margin of 1.0%.

The Company intends to use the proceeds of loans drawn under the credit agreements for general corporate purposes. In order to obtain loans under the respective credit agreement, certain representations and warranties made by the Company at the time such credit agreement was entered into also must be true at the time that such credit agreement is utilized, and the Company must be in compliance with specified covenants, including (i) the requirement that the Company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the respective credit agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) a restriction on sales or other dispositions of assets, other than certain permitted sales and dispositions, and (iii) a restriction on the incurrence of liens on the assets of the Company or any of its significant subsidiaries other than permitted liens. The absence of a material adverse change in the Company's business, property, and results of operations or financial condition is not a condition to the availability of credit under either credit agreement. The credit agreements do not include any ratings triggers.

The failure to satisfy any of the covenants or the occurrence of other specified events that constitute an event of default could result in the acceleration of the repayment obligations of the Company under the respective credit agreement. The events of default in each credit agreement include (i) the failure of the Company or any of its significant subsidiaries to pay when due certain indebtedness under other borrowing arrangements, or the acceleration of such indebtedness, (ii) certain bankruptcy events, judgments or decrees against the Company or its significant subsidiaries, and (iii) a change in control (as defined in the credit agreements) of the Company or the failure of the Company to own all of the voting stock of its regulated utility subsidiaries (Potomac Electric Power Company, Delmarva Power & Light Company and Atlantic City Electric Company).

Both The Bank of Nova Scotia and JPMorgan Chase Bank, N.A. or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for those services.

Item 9.01.   Financial Statements and Exhibits.

10.1   Credit Agreement, dated as of October 27, 2010, by and between Pepco Holdings, Inc. and The Bank of Nova Scotia

10.2   Credit Agreement, dated as of October 27, 2010, by and between Pepco Holdings, Inc. and JPMorgan Chase Bank, N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

Date: November 2, 2010   /s/ A. J. KAMERICK
                                     Name: Anthony J. Kamerick
                                     Title: Senior Vice President and
                                                  Chief Financial Officer